

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2013

Via Email

Andrew Maltin
Chief Executive Officer
MEDL Mobile Holdings, Inc.
18475 Bandilier Circle
Fountain Valley, CA 92708

> **Re: MEDL Mobile Holdings, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed February 12, 2013**
> **File No. 333-180983**

Dear Mr. Maltin:

We have reviewed your letter dated February 11, 2013, and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our February 8, 2013 letter.

General

1.   We note your response to prior comment 3. Although the filing of Form D is not a condition to the availability of the safe harbor afforded by Rule 506, an issuer offering or selling securities in reliance on Rule 506 must file with the Commission a notice of sales containing the information required by Form D no later than 15 calendar days after the first sale of securities in the offering. See Rule 503(a)(1) of Regulation D. You disclose on page 33 of your prospectus that the unregistered offering was "intended to be exempt under Rule 506 of Regulation D," and your response letter states that the securities were sold in January 2013. Please file a Form D for the unregistered offering.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Harvey J. Kesner, Esq.
        Sichenzia Ross Friedman Ference LLP